      THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND THEY ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-39890
                  Subject to Completion, Dated October 3, 2000

PRELIMINARY PROSPECTUS SUPPLEMENT
OCTOBER   , 2000
(TO PROSPECTUS DATED SEPTEMBER 27, 2000)

                                $
                          MGIC INVESTMENT CORPORATION
                             % SENIOR NOTES DUE 20
                      ------------------------------------

MGIC INVESTMENT CORPORATION

- We are a holding company and, through our subsidiary Mortgage Guaranty Insurance Corporation, we are the leading provider of private mortgage insurance coverage in the United States to the home mortgage lending industry.

- MGIC Investment Corporation
  MGIC Plaza
  250 East Kilbourn Avenue
  Milwaukee, Wisconsin 53202
  (414) 347-6480

THE OFFERING

- Use of Proceeds: We intend to use the net proceeds from the sale of the notes to repay indebtedness outstanding under our credit facilities and for other general corporate purposes.

- Delivery: The notes will be ready for delivery in book-entry form only through
  The Depository Trust Company on or about October   , 2000.

THE NOTES

- Maturity:        , 20     .

- Interest Payments: Semi-annually on           and                , of each
  year commencing           , 2001.
- Redemption: We can redeem some or all of the notes at our option on at least 30 days' notice at the redemption prices described under the heading "Description of Notes -- Optional Redemption."

- Ranking of Notes: The notes will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness, junior to any of our secured indebtedness to the extent of the security for that indebtedness and senior to any of our subordinated indebtedness. All of our operating assets are in our subsidiaries and, therefore, the notes will be effectively subordinated to all indebtedness of those subsidiaries.

- Trading: The notes will not be listed on any securities exchange or included in any automated quotation system.

     BEFORE MAKING ANY INVESTMENT IN THE NOTES, YOU SHOULD CAREFULLY CONSIDER THE RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION OF THE ACCOMPANYING PROSPECTUS BEGINNING ON PAGE 4.
                      ------------------------------------

                                                                PER NOTE     TOTAL
                                                                --------    --------
Public offering price (1)...................................          %     $
Underwriting discount.......................................          %     $
Proceeds to us before expenses..............................          %     $

------------
(1) Plus accrued interest from                     , 2000, if settlement occurs
    after that date.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                      ------------------------------------

BANC OF AMERICA SECURITIES LLC
              LEHMAN BROTHERS
                              BANC ONE CAPITAL MARKETS, INC.
                                           DAIN RAUSCHER WESSELS

                                             A DIVISION OF DAIN
                                            RAUSCHER INCORPORATED
                                                     ROBERT W. BAIRD & CO.

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                                ----
MGIC Investment Corporation.................................     S-3
Use of Proceeds.............................................     S-6
Capitalization..............................................     S-7
Selected Consolidated Financial Information.................     S-8
Description of Notes........................................     S-9
Underwriting................................................    S-13
                             PROSPECTUS
MGIC Investment Corporation.................................       2
Use of Proceeds.............................................       3
Ratios of Earnings to Fixed Charges.........................       3
Risk Factors................................................       4
Description of Debt Securities..............................       7
Plan of Distribution........................................      15
Where You Can Find More Information.........................      17
Legal Matters...............................................      17
Experts.....................................................      18

                      ------------------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION OR TO MAKE ANY ADDITIONAL REPRESENTATIONS. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE RESPECTIVE DATES OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

                          MGIC INVESTMENT CORPORATION

     Our Mortgage Guaranty Insurance Corporation subsidiary, also referred to as MGIC, is the leading provider of private mortgage insurance coverage in the United States. Private mortgage insurance covers residential first mortgage loans and expands home ownership opportunities by enabling people to purchase homes with less than 20% down payments. Loans with down payments of less than 20% are referred to as low down payment mortgage loans. If the home owner defaults, private mortgage insurance reduces and, in some instances, eliminates the loss to the insured institution.

     Private mortgage insurance also facilitates the sale of low down payment mortgage loans in the secondary mortgage market, principally to Fannie Mae and Freddie Mac. Fannie Mae and Freddie Mac are government sponsored enterprises chartered to increase liquidity in the secondary mortgage market. In addition to mortgage insurance on first liens, we insure residential second mortgages and provide lenders with various underwriting and other services and products related to home mortgage lending through other subsidiaries.

     MGIC is licensed to write insurance in all 50 states, the District of Columbia and Puerto Rico. MGIC has written mortgage insurance since 1985. One of our subsidiaries founded the modern private mortgage insurance industry in 1957 and wrote mortgage insurance until 1985. The insurance written by MGIC beginning in 1985 is called the MGIC Book in this prospectus supplement. Our headquarters are located at MGIC Plaza, 250 East Kilbourn Avenue, Milwaukee, Wisconsin.

     Our business is subject to various risks, including those described under "Risk Factors" in the accompanying prospectus.

PRIVATE MORTGAGE INSURANCE

     There are two principal types of private mortgage insurance: "primary" and "pool."

PRIMARY INSURANCE

     Primary insurance generally applies to first mortgage loans on owner occupied, single-family homes. A single-family home is a one-to-four family home, including a condominium. Primary insurance provides mortgage default protection on individual loans and covers unpaid loan principal, delinquent interest and specified expenses associated with the default and subsequent foreclosure. The total of the unpaid principal, interest and expenses is called the claim amount. The insurer generally pays the coverage percentage of the claim amount specified in the primary policy, but has the option to pay 100% of the claim amount and acquire title to the property. The claim amount averages about 115% of the unpaid principal balance of the loan.

     MGIC provides primary insurance on prime quality mortgage loans, as well as subprime mortgage loans. In general, subprime loans do not meet the standard underwriting guidelines of Fannie Mae and Freddie Mac for prime mortgages due to credit quality, documentation or other factors.

     The lender determines the coverage percentage to be provided for any specified mortgage loan. For loans lenders sell to Fannie Mae or Freddie Mac, the coverage percentage must comply with the requirements established by the particular government sponsored enterprise to which the loan is delivered.

     MGIC's premium rates vary with the coverage percentage and also vary with the perceived risk of a claim on the insured loan. As a result, the rates take into account the loan-to-value ratio, whether the loan has fixed or adjustable payments, and the term of the loan. For subprime loans, the premium also varies with the borrower's credit score within specified ranges. Premium rates cannot be changed after the issuance of coverage. Because we believe that over the long term each region of the United States is subject to similar factors affecting risk of loss, MGIC generally uses a national, rather than a regional or local, premium rate policy.

     At June 30, 2000 and December 31, 1999, MGIC Book direct insurance in force was $151.9 billion and $147.6 billion, respectively, and direct primary risk in force was $36.9 billion and $35.6 billion, respectively.

The insurance in force is the principal amount of the mortgages at the time they became insured. The risk in force is the principal amount of the mortgages at the time they became insured multiplied by the coverage percentages of the mortgages. Direct means before giving effect to any reinsurance.

POOL INSURANCE

     Pool insurance is generally used as an additional credit enhancement for some secondary market single-family mortgage transactions in which multiple loans are pooled for resale or securitization. Pool insurance generally covers the loss on a defaulted mortgage loan that exceeds the primary insurance coverage, if primary insurance is required on that mortgage loan, as well as the total loss on a defaulted mortgage loan that did not require primary insurance. In each case, the pool insurance provides coverage only to a stated aggregate loss limit. The aggregate loss limit on agency pool insurance, which is discussed below, generally does not exceed 1% of the aggregate original principal balance of the mortgage loans in the pool. Beginning in 1997, almost all of the pool insurance written by MGIC has generally covered fixed-rate, 30-year, single-family mortgage loans delivered to Freddie Mac or Fannie Mae. This type of pool insurance is called agency pool insurance.

     At June 30, 2000 and December 31, 1999, MGIC Book direct pool risk in force, which also includes other types of pool insurance, was $1.7 billion and $1.6 billion, respectively. The risk in force is the principal amount of the mortgages in the pool multiplied by the aggregate loss limit.

GEOGRAPHIC DISPERSION

     The following table reflects the percentage of primary risk in force in the top 10 states and top 10 metropolitan statistical areas, or MSAs, for the MGIC Book at December 31, 1999.

                      DISPERSION OF PRIMARY RISK IN FORCE

              TOP 10 STATES
              -------------
 1.    California..................    10.9%
 2.    Texas.......................     6.6
 3.    Illinois....................     5.4
 4.    Michigan....................     5.4
 5.    Florida.....................     5.2
 6.    Ohio........................     4.6
 7.    New York....................     4.4
 8.    Pennsylvania................     4.3
 9.    Georgia.....................     3.3
10.    New Jersey..................     3.2
                                       ----
       Total.......................    53.3%
                                       ====
               TOP 10 MSAS
               -----------
 1.    Chicago.....................     4.1%
 2.    Los Angeles.................     3.0
 3.    Boston......................     2.9
 4.    Washington, DC..............     2.9
 5.    Atlanta.....................     2.6
 6.    Philadelphia................     2.1
 7.    Detroit.....................     2.1
 8.    Houston.....................     1.7
 9.    Phoenix.....................     1.7
10.    Dallas......................     1.6
                                       ----
       Total.......................    24.7%
                                       ====

CUSTOMERS

     Originators of residential mortgage loans, for example, mortgage bankers, savings institutions, commercial banks and mortgage brokers, have historically determined the placement of mortgage insurance. To obtain primary insurance from MGIC, a mortgage lender must first apply for and receive a mortgage guaranty master policy from MGIC. MGIC had approximately 11,000 master policyholders at December 31, 1999. This figure does not include policies issued to branches and affiliates of large lenders. In 1999, MGIC issued coverage on mortgage loans for approximately 4,500 of its master policyholders. MGIC's top 10 customers generated 32.5% of its new insurance written in 1999. The top ten customers generated 33.7% of new insurance written in 1998 and 27.0% in 1997. New insurance written is the principal balance of loans insured during a period.

SALES AND MARKETING

     MGIC sells mortgage insurance through its own employees, located throughout the United States. At June 30, 2000, MGIC had 27 underwriting service centers located in 19 states and Puerto Rico.

COMPETITION

     The private mortgage insurance industry consists of eight active mortgage insurers. Beginning in 1995, MGIC has been the largest private mortgage insurer based on new primary insurance written. According to the trade association for the private mortgage insurance industry, MGIC's market share, measured on this basis, was 24.0% in the first half of 2000 and was 24.3% in 1999, 23.1% in 1998 and 26.6% in 1997.

     MGIC and other private mortgage insurers also compete directly with federal and state governmental and quasi-governmental agencies, principally the Federal Housing Administration and, to a lesser degree, the Veterans Administration. These federal agencies sponsor government-backed mortgage insurance programs, which during 1999 accounted for approximately 48%, compared to approximately 44% during 1998, of the total low down payment residential mortgages which were subject to governmental or private mortgage insurance.

DEFAULTS AND CLAIMS

     A variety of factors, including the level of borrower income, unemployment, divorce, illness, the level of interest rates and general borrower creditworthiness, affect the incidence of default. Borrowers may cure defaults by making loan payments necessary to bring their account current or by a sale of the property and the satisfaction of all amounts due under the mortgage.

                      DEFAULT STATISTICS FOR THE MGIC BOOK

                                JUNE 30,                                 DECEMBER 31,
                          ---------------------    ---------------------------------------------------------
                            2000        1999         1999        1998        1997        1996        1995
                          ---------   ---------    ---------   ---------   ---------   ---------   ---------
Primary Insurance
  Insured loans in
     force..............  1,396,543   1,321,866    1,370,020   1,320,994   1,342,976   1,299,038   1,219,304
  Loans in default......     28,120      25,573       29,761      29,253      28,493      25,034      19,980
  Percentage of loans in
     default............       2.01%       1.93%        2.17%       2.21%       2.12%       1.93%       1.64%
Pool Insurance
  Insured loans in
     force..............  1,279,217   1,063,685    1,181,512     899,063     374,378      19,123      20,427
  Loans in default......     13,250       8,015       11,638       6,524       2,174         855       1,053
  Percentage of loans in
     default............       1.04%       0.75%        0.99%       0.73%       0.58%       4.47%       5.15%

     Claims result from defaults that are not cured. Whether a claim results from an uncured default principally depends on the borrower's equity in the home at the time of default and the borrower's or the lender's ability to sell the home for an amount sufficient to satisfy all amounts due under the mortgage. Various factors, including local housing prices and employment levels, and interest rates, also affect claims.

     Claim activity is not evenly spread throughout the coverage period of a book of primary business. Relatively few claims are received during the first two years following issuance of coverage on a loan. This is followed by a period of rising claims, which, based on industry experience, has historically reached its highest level in the third through fifth years after the year of loan origination. Thereafter, the number of claims received has historically declined at a gradual rate, although conditions in the economy, including lower housing price appreciation, can also affect the rate of decline. This historical pattern of claims could change in the future. Also, the pattern of claims frequency for a new loan resulting from a refinancing may be different from the historical pattern.

LOSS RESERVES

     A significant period of time may elapse between the occurrence of the borrower's default on a mortgage payment, the reporting of the default to MGIC and the eventual payment of the claim related to the default if it is not cured. The number of outstanding reported defaults is known as the default inventory. To recognize the liability for unpaid losses related to the default inventory, we establish loss reserves, representing the estimated percentage of defaults which will ultimately result in a claim and the estimated severity of each claim that will arise from the defaults included in the default inventory. We also establish reserves to provide for the estimated costs of settling claims, including legal and other fees, and the general expenses of administering the claims settlement process. We also establish reserves to provide for defaults that have occurred, but that have not yet been reported to us. In accordance with industry accounting practices, we do not establish loss reserves for future claims on insured loans that are not currently in default.

     Our process for establishing reserves is based upon the assumption that past experience, adjusted for the anticipated effect of current economic conditions and projected future economic trends, provides a reasonable basis for estimating future events. However, estimating loss reserves is a difficult process, involving a high degree of judgment. In addition, economic conditions that have affected the development of the loss reserves in the past may not necessarily affect development patterns in the future, in either a similar manner or degree.

INVESTMENT PORTFOLIO

     Our current investment policies emphasize preservation of capital, as well as total return. About 99% of our investment portfolio consists of fixed-income investments. At December 31, 1999, based on amortized cost, about 98.8% of our total fixed-income investment portfolio was invested in securities rated "A" or better, with 64.6% rated "AAA" and 26.2% rated "AA," in each case by at least one nationally recognized securities rating organization.

     At December 31, 1999, consolidated book value, which is equal to market value of our investment portfolio, was approximately $2.8 billion. At December 31, 1999, municipal securities represented 77% of the book value of the total investment portfolio. Securities due within one year, within one to five years, within five to ten years and after ten years, represented 4.2%, 16.7%, 31.8% and 47.3%, respectively, of the total book value of our fixed-income investments at December 31, 1999.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from the offering of
approximately $          . We expect to use the net proceeds to repay
approximately $          aggregate principal amount of indebtedness under our
1997 and 1998 credit facilities, which mature in June 2002 and June 2003, respectively, and at June 30, 2000 had a weighted-average annual interest rate of 6.49%. To the extent we do not use the net proceeds for repayment of notes payable under our credit facilities, we will use the net proceeds for general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth our unaudited consolidated short-term debt and capitalization as of June 30, 2000 and as adjusted for the offering of the notes and the use of the estimated net proceeds to repay indebtedness under our credit facilities. You should read this table in conjunction with our unaudited consolidated financial statements and the related notes contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

                                                                   AS OF JUNE 30, 2000
                                                                -------------------------
                                                                  ACTUAL      AS ADJUSTED
                                                                ----------    -----------
                                                                (IN THOUSANDS OF DOLLARS)
Short-term debt.............................................    $       --    $
                                                                ==========    ==========
Long-term debt
  Notes payable under 1997 credit facility..................    $  175,000    $
  Notes payable under 1998 credit facility..................       200,000
  Notes payable under 1999 credit facility..................        45,000
  Notes offered hereby......................................            --
                                                                ----------    ----------
     Total long-term debt...................................       420,000
Shareholders' equity:
  Common Stock, $1 par value, 300,000,000 shares authorized;
     121,110,800 shares issued; 106,085,818 shares
     outstanding............................................       121,111
  Paid-in surplus...........................................       206,840
  Treasury stock (shares at cost, 15,024,982)...............      (653,204)
  Accumulated other comprehensive income
     Unrealized depreciation in investments, net of tax.....       (10,522)
  Retained earnings.........................................     2,407,760
                                                                ----------    ----------
     Total shareholder's equity.............................     2,071,985
                                                                ----------    ----------
  Total capitalization......................................    $2,491,985    $
                                                                ==========    ==========

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial information for each of the years in the five-year period ended December 31, 1999 has been derived from our audited consolidated financial statements. The selected consolidated financial information for the six months ended June 30, 2000 and 1999 has been derived from our unaudited consolidated financial statements, and include, in our opinion, all adjustments, which are normal and recurring accruals in nature, necessary for a fair presentation of the financial information. You should read the following information in conjunction with the information set forth under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the related notes, incorporated by reference in this prospectus supplement and the accompanying prospectus. See "Where You Can Find More Information" in the accompanying prospectus.

                                  SIX MONTHS ENDED
                                      JUNE 30,                              YEAR ENDED DECEMBER 31,
                               -----------------------   --------------------------------------------------------------
                                  2000         1999         1999         1998         1997         1996         1995
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                       (IN THOUSANDS OF DOLLARS, EXCEPT RATIOS)
SUMMARY OF OPERATIONS
Revenues:
  Net premiums written.......  $  420,134   $  380,385   $  792,345   $  749,161   $  690,248   $  588,927   $  480,312
                               ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Net premiums earned........  $  428,538   $  388,747   $  792,581   $  763,284   $  708,744   $  617,043   $  506,500
  Investment income, net.....      83,340       75,542      153,071      143,019      123,602      105,355       87,543
  Realized investment gains,
    net......................         163        3,353        3,406       18,288        3,261        1,220        1,496
  Other revenue..............      23,296       28,956       47,697       47,075       32,665       22,013       22,347
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total revenues...........     535,337      496,598      996,755      971,666      868,272      745,631      617,886
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
Losses and expenses:
  Losses incurred, net.......      45,155       75,173       97,196      211,354      242,362      234,350      189,982
  Underwriting and other
    expenses.................      93,206      104,256      198,147      187,103      154,138      142,460      132,674
  Interest expense...........      13,673       10,042       20,402       18,624        6,399        3,793        3,821
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
    Total losses and
      expenses...............     152,034      189,471      315,745      417,081      402,899      380,603      326,477
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before tax............     383,303      307,127      681,010      554,585      465,373      365,028      291,409
Provision for income tax.....     119,980       93,775      210,809      169,120      141,623      107,037       83,844
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income...................  $  263,323   $  213,352   $  470,201   $  385,465   $  323,750   $  257,991   $  207,565
                               ==========   ==========   ==========   ==========   ==========   ==========   ==========
BALANCE SHEET DATA
Total investments............  $3,060,969   $2,823,430   $2,789,734   $2,779,706   $2,416,740   $2,036,234   $1,687,221
Total assets.................   3,397,294    3,118,336    3,104,393    3,050,541    2,617,687    2,222,315    1,874,719
Loss reserves................     625,655      686,634      641,978      681,274      598,683      514,042      371,032
Notes payable................     420,000      417,000      425,000      442,000      237,500           --       35,799
Shareholders' equity.........   2,071,985    1,775,641    1,775,989    1,640,591    1,486,782    1,366,115    1,121,392
INSURANCE OPERATING RATIOS
(GAAP)
Loss ratio...................       10.5%        19.3%        12.3%        27.7%        34.2%        38.0%        37.5%
Expense ratio................       18.7%        21.6%        19.7%        19.6%        18.4%        21.6%        24.6%
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
Combined ratio...............       29.2%        40.9%        32.0%        47.3%        52.6%        59.6%        62.1%
                               ==========   ==========   ==========   ==========   ==========   ==========   ==========
RISK-TO-CAPITAL RATIOS
  (STATUTORY)
Combined insurance
  subsidiaries...............      11.9:1       12.8:1       12.9:1       13.6:1       16.4:1       18.8:1       19.9:1
MGIC.........................      11.1:1       11.9:1       11.9:1       12.9:1       15.7:1       18.1:1       19.1:1

                              DESCRIPTION OF NOTES

     We have summarized provisions of the notes below. This summary supplements and, to the extent inconsistent with, replaces the description of the general terms and provisions of the debt securities under the caption "Description of Debt Securities" in the accompanying prospectus.

GENERAL

     We will issue the notes as a separate series of securities under an indenture between us and Bank One Trust Company, National Association, as trustee. This indenture is described in the accompanying prospectus.

     We are initially offering the notes in the principal amount of $          .
We may, without the consent of the holders, issue additional notes and thereby increase that principal amount in the future, on the same terms and conditions and with the same CUSIP number as the notes we offer by this prospectus supplement.

     The notes will mature on           , 20  and will bear interest at a rate
of      % per annum. Interest on the notes will accrue from           , 2000, or
from the most recent interest payment date to which interest has been paid or duly provided for. We:

     - will pay interest on the notes semi-annually on           and
       of each year, commencing           , 2001;

     - will pay interest to the person in whose name a note is registered at the
       close of business on the           or           preceding the interest
       payment date;

     - will compute interest on the basis of a 360-day year consisting of twelve 30-day months;

     - will make payments on the notes at the offices of the trustee; and

     - may make payments by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the notes register.

     If any interest payment date or maturity or redemption date falls on a day that is not a business day, then the payment will be made on the next business day without additional interest and with the same effect as if it were made on the originally scheduled date. "Business day" means any day other than a Saturday, Sunday or other day on which banking institutions in The City of New York are authorized or required to close.

     We will issue the notes only in fully registered form, without coupons, in denominations of $1,000 and multiples of $1,000. The notes will not have the benefit of any sinking fund.

OPTIONAL REDEMPTION

     We may redeem the notes at any time in whole or from time to time in part at a redemption price equal to the sum of 100% of the principal amount of the notes being redeemed, accrued interest on the notes to the redemption date and the make-whole amount, if any, with respect to these notes. We will, however, pay the interest installment due on the interest payment date which occurs on or before any redemption date to those holders of the notes who were registered holders as of the close of business on the record date immediately preceding such interest payment date.

     We will give notice of any redemption of any notes to holders of the notes to be redeemed at their addresses, as shown in the security register for the notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the aggregate principal amount of the notes to be redeemed.

     If less than all of the outstanding notes are to be redeemed, then the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate.

     "Make-whole amount" means, in connection with any optional redemption, the excess, if any, of:

     - the aggregate present value as of the date of the redemption of each dollar of principal being redeemed and the amount of interest, exclusive of interest accrued to the date of the redemption, that would have been payable in respect of each such dollar if the redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the reinvestment rate, as determined on the third business day preceding the date the notice of redemption is given, from the respective dates on which such principal and interest would have been payable if the redemption had not been made to the date of redemption, over

     - the aggregate principal amount of the notes being redeemed.

     "Reinvestment rate" means      % plus the arithmetic mean of the yields
under the heading "Week Ending" published in the most recent statistical release under the caption "Treasury Constant Maturities" for the maturity, rounded to the nearest month, corresponding to the remaining life to maturity, as of the payment date of the principal amount of the notes being redeemed. If no maturity exactly corresponds to such maturity, then yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the reinvestment rate will be interpolated or extrapolated from these yields on a straight-line basis, rounding in each of the relevant periods to the nearest month. For the purposes of calculating the reinvestment rate, the most recent statistical release published prior to the date of determination of the make-whole amount will be used. If the format or content of the statistical release changes in a manner that precludes determination of the Treasury yield in the above manner, then the Treasury yield will be determined in the manner that most closely approximates the above manner, as reasonably determined by us.

     "Statistical release" means the statistical release designated "H.15(519)" or any successor publication that is published weekly by the Federal Reserve System and that reports yields on actively traded United States government securities adjusted to constant maturities, or, if this statistical release is not published at the time of any required determination under the indenture, then another reasonably comparable index, which will be designated by us.

RANKING

     The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our other unsecured and unsubordinated indebtedness. As of June 30, 2000, giving effect to repayment of indebtedness under our 1997 and 1998 credit facilities described under "Use of Proceeds," we
had $          million of indebtedness outstanding at the holding company level that would have ranked equally in right of payment with the notes.

     The indenture does not limit the amount of debt that we or our subsidiaries may incur. However, the indenture does restrict our ability and our subsidiaries' ability to incur secured debt. See "Description of Debt
Securities -- Certain Restrictions -- Limitations on Liens on Stock of Designated Subsidiaries" in the accompanying prospectus.

     In addition, we conduct our operations through subsidiaries, which generate a substantial portion of our operating income and cash flow. As a result, distributions or advances from our subsidiaries are a major source of funds necessary to meet our debt service and other obligations. Contractual provisions, insurance and other laws and regulations, as well as our subsidiaries' financial condition and operating requirements, may limit our ability to obtain the cash required to pay our obligations, including payments on the notes. The notes will be effectively subordinated to the obligations of our subsidiaries, including claims with respect to trade payables. This means that holders of the notes will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings. As of June 30, 2000, our subsidiaries had no indebtedness outstanding.

NOTICES

     We will mail notices and communications to a holder's address as shown on the notes register.

PAYING AGENTS AND TRANSFER AGENTS

     The trustee will be the paying agent and transfer agent for the notes.

THE TRUSTEE

     Bank One Trust Company, National Association is the trustee under the indenture. We and our subsidiaries maintain banking relationships in the ordinary course of business with affiliates of the trustee. An affiliate of the trustee is a customer of our Mortgage Guaranty Insurance Corporation subsidiary. In addition, an affiliate of the trustee is also one of the underwriters for the notes.

BOOK-ENTRY DELIVERY AND SETTLEMENT

     We will issue the notes in the form of one or more permanent global notes in definitive, fully registered form. The global securities will be deposited with or on behalf of The Depository Trust Company, referred to as DTC, and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee.

     DTC has advised us that:

     - DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934;

     - DTC holds securities that its direct participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates;

     - Direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations;

     - DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.;

     - Access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

     - The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

     We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither we, the underwriters nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

     We expect that under procedures established by DTC:

     - Upon deposit of the global securities with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global securities; and

     - Ownership of the notes will be shown on, and the transfer of ownership of the notes will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

     The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in the form of a certificate. For that reason, it may not be possible to transfer interests in a global security to those persons. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in a global security to pledge or transfer that interest to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

     So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global security for all purposes under the indenture and under the notes. Except as described below, owners of beneficial interests in a global security will not be entitled to have notes represented by that global security registered in their names, will not receive or be entitled to receive the notes in the form of a physical certificate and will not be considered the owners or holders of the notes under the indenture or under the notes, and may not be entitled to give the trustee directions, instructions or approvals. For that reason, each holder owning a beneficial interest in a global security must rely on DTC's procedures and, if that holder is not a direct or indirect participant in DTC, on the procedures of the DTC participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global security.

     Neither we nor the trustee will have any responsibility or liability for any aspect of DTC's records relating to the notes or relating to payments made by DTC on account of the notes, or any responsibility to maintain, supervise or review any of DTC's records relating to the notes.

     We will make payments on the notes represented by the global securities to DTC or its nominee, as the registered owner of the notes. We expect that when DTC or its nominee receives any payment on the notes represented by a global security, DTC will credit participants' accounts with payments in amounts proportionate to their beneficial interests in the global security as shown in DTC's records. We also expect that payments by DTC's participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. DTC's participants will be responsible for those payments.

     Payments on the notes represented by the global securities will be made in immediately available funds. Transfers between participants in DTC will be made in accordance with DTC rules and will be settled in immediately available funds.

CERTIFICATED NOTES

     We will issue certificated notes to each person that DTC identifies as the beneficial owner of notes represented by the global securities upon surrender by DTC of the global securities only if:

     - DTC notifies us that it is no longer willing or able to act as a depository for the global securities, and we have not appointed a successor depository within 90 days of that notice;

     - An event of default has occurred and is continuing; or

     - We decide not to have the notes represented by a global security.

     Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee, including instructions about the registration and delivery, and the respective principal amounts, of the notes to be issued.

                                  UNDERWRITING

     We are selling the notes to the underwriters named below under an underwriting agreement among us and the underwriters named below. The underwriters and the principal amount of notes each of them has severally agreed to purchase from us are as follows:

                                                                PRINCIPAL AMOUNT
                        UNDERWRITER                                 OF NOTES
                        -----------                             ----------------
Banc of America Securities LLC..............................       $
Lehman Brothers Inc. .......................................
Banc One Capital Markets, Inc. .............................
Dain Rauscher Wessels a division of Dain Rauscher
  Incorporated..............................................
Robert W. Baird & Co. Incorporated..........................
                                                                   ----------
     Total..................................................       $
                                                                   ==========

     The underwriting agreement provides that the obligations of the underwriters are subject to conditions precedent and that when these conditions are satisfied the underwriters will be obligated to purchase all of the notes.

     The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange. We have been advised by the underwriters that they intend to make a market in the notes, but they are not obligated to do so and may discontinue market making at any time without notice. We can give no assurance as to the liquidity of, or any trading market for, the notes.

     The underwriters initially propose to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and
to some dealers at a price that represents a concession not in excess of   % of
the principal amount of the notes. Any underwriter may allow, and any of these
dealers may reallow, a concession not in excess of   % of the principal amount
of the notes to some other dealers. After the initial offering of the notes, the underwriters may, from time to time, vary the offering price and the selling terms.

     We have agreed to indemnify the several underwriters against, or contribute to payments that the underwriters may be required to make in respect of, some liabilities, including liabilities under the Securities Act of 1933.

     We estimate that we will spend approximately $       for expenses of the
offering.

     In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the price of the notes. Finally, the underwriters may reclaim selling concessions allowed for distributing the notes in the offering, if the underwriters repurchase previously distributed notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the notes above independent market levels. The underwriters are not required to engage in any of these activities at any time.

     In the ordinary course of their respective businesses, some of the underwriters and/or their affiliates have engaged, and expect in the future to engage, in investment banking, commercial banking, financial advisory and/or general financing transactions with us, for which they have received, and may in the future receive, customary fees and commissions for these services. Bank One Trust Company, National Association is the trustee under the indenture for the notes. An affiliate of the trustee is a customer of our Mortgage Guaranty Insurance Corporation subsidiary. In addition, an affiliate of the trustee is also one of the underwriters for the notes. The Northwestern Mutual Life Insurance Company, which has two representatives on our board of directors and as of August 31, 2000 beneficially owned 10.3% of our common stock, owns approximately

80% of the outstanding capital stock of Baird Financial Corporation, which is the parent of Robert W. Baird & Co. Incorporated. Affiliates of Banc of America Securities LLC and Banc One Capital Markets, Inc. are lenders under our credit facilities, and each will receive its proportionate share of the net proceeds of the offering used to repay a portion of the outstanding balance under the credit facilities. Because the amount to be repaid to these affiliates will exceed 10% of the net proceeds from the sale of the notes and because of the relationship with Robert W. Baird & Co. Incorporated, this offering is being conducted in compliance with the provisions of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

PROSPECTUS

                                  $500,000,000
                          MGIC INVESTMENT CORPORATION
                             SENIOR DEBT SECURITIES
                            ------------------------

     We may offer our senior debt securities from time to time. We will provide the specific terms of these securities in supplements to this prospectus. We may also describe in the supplements the manner in which the senior debt securities will be offered. You should read this prospectus and any supplement carefully before you invest.

     The senior debt securities are a new issue of securities. Unless we otherwise specify in a prospectus supplement, we will not list the senior debt securities on any securities exchange and we will not establish a trading market for the senior debt securities.

     THE RISKS DISCUSSED IN THE "RISK FACTORS" SECTION OF THIS PROSPECTUS AT PAGE 4 MAY MATERIALLY AFFECT OUR REVENUES, LOSSES AND EXPENSES. WE MAY UPDATE THESE RISKS UNDER THE "RISK FACTORS" SECTION IN OUR LATEST QUARTERLY REPORT ON FORM 10-Q OR ANNUAL REPORT ON FORM 10-K. We incorporate these reports by reference in this prospectus and they are available for your review as described in the "Where You Can Find More Information" section of this prospectus.

                            ------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is September 27, 2000.

                          MGIC INVESTMENT CORPORATION

     MGIC Investment Corporation is a holding company which, through our wholly owned subsidiary, Mortgage Guaranty Insurance Corporation is the leading provider of private mortgage insurance coverage in the United States to the home mortgage lending industry. Private mortgage insurance covers residential first mortgage loans and expands home ownership opportunities by enabling people to purchase homes with less than 20% down payments. If the homeowner defaults, private mortgage insurance reduces and, in some instances, eliminates the loss to the insured institution.

     Private mortgage insurance also facilitates the sale of low down payment mortgage loans in the secondary mortgage market, principally to the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. In addition to mortgage insurance on first liens, through other subsidiaries, we insure residential second mortgages and provide lenders with various underwriting and other services and products related to home mortgage lending.

     The private mortgage insurance industry currently consists of eight active mortgage insurers and their affiliates. In addition to Mortgage Guaranty Insurance Corporation, the seven other active private mortgage insurers are:

     - PMI Mortgage Insurance Co.

     - GE Capital Mortgage Insurance Corporation

     - United Guaranty Residential Insurance Company

     - Radian Guaranty Inc.

     - Republic Mortgage Insurance Company

     - Triad Guaranty Insurance Corporation

     - CMG Mortgage Insurance Company

This list does not include affiliates of these companies. The Annual Report on Form 10-K for the year ended December 31, 1999 of the parent company of PMI Mortgage Insurance Co. says that PMI Mortgage Insurance Co. owns 50% of the common stock of CMG Mortgage Insurance Company.

     For 1995 and subsequent years, Mortgage Guaranty Insurance Corporation has been the largest private mortgage insurer based on new primary insurance written with a market share of 24.3% in 1999, 23.1% in 1998 and 26.6% in 1997. At December 31, 1999, MGIC also had the largest book of direct primary insurance in force.

     Mortgage Guaranty Insurance Corporation is licensed in all 50 states of the United States, the District of Columbia and Puerto Rico. We are a Wisconsin corporation. Our principal office is located at MGIC Plaza, 250 East Kilbourn Avenue, Milwaukee, Wisconsin 53202 and our telephone number is 414-347-6480.

                                USE OF PROCEEDS

     Unless we otherwise specify in a prospectus supplement, we will use the net proceeds we receive from the sale of the debt securities offered under this prospectus and the accompanying prospectus supplement for general corporate purposes. These purposes may include repayment of a portion of notes payable under our credit facilities. We may temporarily invest or apply to repay short-term debt the net proceeds until we use the net proceeds for their stated purpose.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratios of earnings to fixed charges for the periods presented:

                                       YEAR ENDED DECEMBER 31,
                SIX MONTHS ENDED   --------------------------------
                 JUNE 30, 2000     1999   1998   1997   1996   1995
                ----------------   ----   ----   ----   ----   ----
                      25.3         29.2   25.6   47.5   54.2   44.3

     For purposes of computing the ratios of earnings to fixed charges, earnings represent net income less income or loss from equity investees, plus applicable income taxes and fixed charges. Fixed charges include all interest expense, amortization of debt expense and the proportion deemed representative of the interest factor of rent expense.

                                  RISK FACTORS

     Our revenues and losses could be affected by the risk factors discussed below.

     IF THE VOLUME OF LOW DOWN PAYMENT HOME MORTGAGE ORIGINATIONS DECLINES, THE AMOUNT OF INSURANCE THAT WE WRITE COULD ALSO DECLINE, WHICH COULD RESULT IN DECLINES IN OUR FUTURE REVENUES.

     The factors that affect the volume of low down payment mortgage originations include:

     - the level of home mortgage interest rates,

     - the health of the domestic economy as well as conditions in regional and local economies,

     - housing affordability,

     - population trends, including the rate of household formation,

     - the rate of home price appreciation, which in times of heavy refinancing affects whether refinance loans have loan-to-value ratios that require private mortgage insurance, and

     - government housing policy encouraging loans to first-time homebuyers.

For the first six months of 2000, our volume declined 26% compared to the same period in 1999 and we expect our volume for all of 2000 to be lower than it was in 1999. Our volume was lower in 2000 because many borrowers refinanced their mortgages during the first six months of 1999 due to a lower interest rate environment. While our volume was higher in 1999, lenders also cancelled insurance on loans due to borrowers refinancing. There has been substantially less refinancing activity in 2000. As a result, lenders have cancelled our insurance at a lower rate than in 1999. Also, due to generally favorable home mortgage interest rates in 2000, home purchase activity by first time homebuyers, who are more likely to need private mortgage insurance, continued to be strong. As a result of these factors, our premium revenues increased during the first six months of 2000 compared to 1999. While we have not experienced lower volume in recent years other than as a result of refinancing activity, one of the risks we face is that substantially higher interest rates will substantially reduce purchase activity by first time homebuyers and that the decline in cancellations of insurance that in the past have accompanied higher interest rates will not be sufficient to offset the decline in premiums from loans that are not made.

     IF LENDERS AND INVESTORS SELECT ALTERNATIVES TO PRIVATE MORTGAGE INSURANCE, THE AMOUNT OF INSURANCE THAT WE WRITE COULD DECLINE, WHICH COULD RESULT IN DECLINES IN OUR FUTURE REVENUES.

     The alternatives to private mortgage insurance include:

     - lenders using government mortgage insurance programs, including those of the Federal Housing Administration and the Veterans Administration,

     - investors holding mortgages in portfolio and self-insuring,

     - investors using credit enhancements other than private mortgage insurance or using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, and

     - lenders structuring mortgage originations to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10% loan-to-value ratio, which is referred to as an 80-10-10 loan, rather than a first mortgage with a 90% loan- to-value ratio.

We believe lenders and investors are self-insuring and making 80-10-10 loans at about the same percentage as they did over the last several years. During 1999, the last year for which information is available, lenders made loans with Federal Housing Administration and Veterans Administration mortgage insurance with somewhat more frequency than they did in 1997. Investors are using reduced mortgage insurance coverage on a somewhat higher percentage of loans that we insure than they had over the last several years.

     BECAUSE MOST OF THE LOANS MGIC INSURES ARE SOLD TO FANNIE MAE AND FREDDIE MAC, CHANGES IN THEIR BUSINESS PRACTICES COULD REDUCE OUR REVENUES OR INCREASE OUR LOSSES.

     The business practices of Fannie Mae and Freddie Mac affect the entire relationship between them and mortgage insurers and include:

     - the level of private mortgage insurance coverage, subject to the limitations of Fannie Mae and Freddie Mac's charters, when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,

     - whether Fannie Mae or Freddie Mac influence the mortgage lender's selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,

     - whether Fannie Mae or Freddie Mac will give mortgage lenders an incentive, such as a reduced guarantee fee, to select a mortgage insurer that has a "AAA" claims-paying ability rating to benefit from the proposed lower capital requirements for Fannie Mae and Freddie Mac when a mortgage is insured by a company with that rating,

     - the underwriting standards that determine what loans are eligible for purchase by Fannie Mae or Freddie Mac, which thereby affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,

     - the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law, and

     - the circumstances in which mortgage servicers must perform activities intended to avoid or mitigate loss on insured mortgages that are delinquent.

We do not have a "AAA" rating. If the proposed capital rules of the Office of Federal Housing Enterprise Oversight are adopted in a form that gives greater capital credit to private mortgage insurers with "AAA" ratings, we may need to obtain a "AAA" rating. While we believe we can obtain this rating, we would need to dedicate capital to the mortgage insurance business that we might use in other ways and we would also have additional costs that we would not otherwise incur.

     BECAUSE WE PARTICIPATE IN AN INDUSTRY THAT IS INTENSELY COMPETITIVE, OUR REVENUES COULD DECLINE AS WE RESPOND TO COMPETITION.

     Competition for private mortgage insurance premiums occurs not only among private mortgage insurers but increasingly with mortgage lenders through captive mortgage reinsurance transactions. In these transactions, a lender's affiliate reinsures a portion of the insurance written by a private mortgage insurer on mortgages originated by the lender. The low level of losses that has recently prevailed in the private mortgage insurance industry has encouraged competition to assume default risk through captive reinsurance arrangements, self insurance, 80-10-10 loans and other means. In 1996, we reinsured under captive reinsurance arrangements virtually none of our primary insurance. We reinsured 32% of the new primary insurance that we wrote in 1999. The level of competition within the private mortgage insurance industry has also increased as many large mortgage lenders have reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders. Our top ten customers generated 27.0% of the new primary insurance that we wrote in 1997 compared to 32.5% in 1999. Our private mortgage insurance competitors include:

     - PMI Mortgage Insurance Co.

     - GE Capital Mortgage Insurance Corporation

     - United Guaranty Residential Insurance Company

     - Radian Guaranty Inc.

     - Republic Mortgage Insurance Company

     - Triad Guaranty Insurance Corporation

     - CMG Mortgage Insurance Company

     IF INTEREST RATES DECLINE, HOUSE PRICES APPRECIATE OR MORTGAGE INSURANCE CANCELLATION REQUIREMENTS CHANGE, THE LENGTH OF TIME THAT OUR POLICIES REMAIN IN FORCE COULD DECLINE AND RESULT IN DECLINES IN OUR REVENUE.

     In each year, most of MGIC's premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force is an important determinant of revenues. The factors affecting the length of time our insurance remains in force include:

     - the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

     - mortgage insurance cancellation policies of mortgage investors along with the rate of home price appreciation experienced by the homes underlying the mortgages in the insurance in force.

While it is difficult to measure the extent of the decline, in recent years, the length of time that our policies remain in force has declined somewhat. Due to this decline, our premium revenues were lower than they would have been if the length had not declined.

     IF THE DOMESTIC ECONOMY DETERIORATES, MORE HOMEOWNERS MAY DEFAULT AND OUR LOSSES MAY INCREASE.

     Losses result from events that reduce a borrower's ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. Favorable economic conditions generally reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. In recent years, due in part to the strength of the economy, we have had low losses by historical standards. A significant deterioration in economic conditions would probably increase our losses.

     WE ARE SUBJECT TO LITIGATION THAT COULD RESULT IN A LARGE DAMAGE AWARD AGAINST US.

     Our MGIC subsidiary is a defendant in a lawsuit alleging that MGIC violated the Real Estate Settlement Procedures Act by entering into transactions with lenders that were not properly priced, in return for the referral of mortgage insurance. The complaint seeks damages of three times the amount of the mortgage insurance premiums that have been paid and that will be paid at the time of judgment for the mortgage insurance found to be involved in a violation of the Real Estate Settlement Procedures Act. The complaint also seeks injunctive relief, including prohibiting MGIC from receiving future premium payments. MGIC has answered the complaint and denied liability. However, we cannot predict the ultimate outcome of litigation. It is possible there could be a large damage award against us.

     BECAUSE WE EXPECT THE PACE OF CHANGE IN OUR INDUSTRY AND IN HOME MORTGAGE LENDING TO REMAIN HIGH, WE WILL BE DISADVANTAGED UNLESS WE ARE ABLE TO RESPOND TO NEW WAYS OF DOING BUSINESS.

     We expect that the processes involved in home mortgage lending will continue to evolve through greater use of technology. This evolution could effect fundamental changes in the way home mortgages are distributed. Affiliates of lenders who are regulated depositary institutions gained expanded insurance powers under financial modernization legislation and the capital markets may emerge as providers of insurance in competition with traditional insurance companies. These trends and others increase the level of uncertainty in our business, demand rapid response to change and place a premium on innovation.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the senior debt securities describes general terms that apply to the senior debt securities. We will describe the particular terms of any debt securities more specifically in each prospectus supplement and, where applicable, pricing supplement relating to those debt securities. We will also indicate in the prospectus supplement whether the terms and provisions described in this prospectus apply to a particular series of debt securities.

     We will issue the debt securities under an indenture between us and Bank One Trust Company, National Association, as trustee.

     We summarize the indenture below. Since this is only a summary, it does not contain all of the information that may be important to you. A copy of the entire form of indenture is an exhibit to the registration statement of which this prospectus is a part. When we make parenthetical section references in this prospectus, those are references to sections of the indenture. We incorporate the entire indenture by reference, and we encourage you to read the indenture.

GENERAL

     The indenture does not limit the aggregate principal amount of debt securities that we may issue and provides that we may issue debt securities under the indenture from time to time in one or more series. (Section 3.1). The indenture does not limit the amount of other indebtedness or debt securities, other than some secured indebtedness as described below, which we or our subsidiaries may issue. Under the indenture, the terms of the debt securities of any series may differ and we, without the consent of the holders of the debt securities of any series, may reopen a previous series of debt securities and issue additional debt securities of the series or establish additional terms of the series. (Section 3.1).

     Unless we otherwise provide in a prospectus supplement, the debt securities will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

     We are a holding company and our principal source of cash is dividends from our Mortgage Guaranty Insurance Corporation subsidiary. Under applicable state insurance law, the amount of cash dividends and other distributions Mortgage Guaranty Insurance Corporation may pay is restricted. We describe these restrictions in general terms in the note to our consolidated financial statements that discusses dividend restrictions. We also discuss in this note the differences between generally accepted accounting principles and statutory insurance accounting principles. One of the insurance law dividend restriction tests is based on statutory policyholders' surplus, which is computed under statutory accounting principles by counting items as liabilities that are not counted as liabilities under generally accepted accounting principles. In our consolidated financial statements for the year ended December 31, 1999, we discuss these restrictions and differences in note 11. Our Annual Report on Form 10-K contains our consolidated financial statements and the related notes and is one of the documents we incorporate by reference into this prospectus. See "Where You Can Find More Information." Also, because we are a holding company, our rights and the rights of our creditors, including the holders of debt securities, and shareholders to participate in any distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of the subsidiary's creditors, except to the extent that we may be a creditor with recognized claims against the subsidiary.

     Terms. We will describe in each prospectus supplement the following terms of the debt securities offered by us:

     - the title of the debt securities and the series in which these debt securities are included;

     - any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

     - the currency or currencies, or composite currencies, in which the debt securities will be denominated and in which we will make payments on the debt securities;

     - the date or dates on which we must pay principal;

     - the rate or rates at which the debt securities will bear interest or the manner in which interest will be determined, if any interest is payable;

     - the date or dates from which any interest will accrue, the date or dates on which we must pay interest and the record date for determining who is entitled to any interest payment;

     - the place or places where we must pay the debt securities and where any debt securities issued in registered form may be sent for transfer or exchange;

     - the terms and conditions on which we may, or may be required to, redeem the debt securities;

     - the terms and conditions of any sinking fund;

     - if other than denominations of $1,000 and integral multiples thereof, the denominations in which we may issue the debt securities;

     - the amount we will pay if the maturity of the debt securities is accelerated;

     - whether we will issue the debt securities in the form of one or more global securities and, if so, the identity of the depositary for the global security or securities;

     - any addition to or changes in the events of default or covenants that apply to the debt securities;

     - whether the debt securities will be defeasible; and

     - any other terms of the debt securities and any other deletions from or modifications or additions to the indenture in respect of the debt securities. (Section 3.1).

     Payments. Unless we otherwise state in the prospectus supplement, we will pay principal, premium, interest and additional amounts, if any, on the debt securities at the office or agency we maintain for that purpose, initially the corporate trust office of the trustee. We may pay interest on debt securities we issue in registered form by check mailed to the address of the persons entitled to the payments or we may pay by transfer to their U.S. bank accounts. We will pay interest on debt securities issued in registered form on any interest payment date to the registered owners of the debt securities at the close of business on the regular record date for the interest payment date. We will name in the prospectus supplement all paying agents we initially designate for the debt securities. We may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place where payments on the debt securities are payable. (Sections 3.7 and 10.2).

     Registration, Transfer and Exchange. Unless we otherwise state in the prospectus supplement, holders of debt securities may present debt securities for transfer or exchange debt securities for other debt securities of the same series containing identical terms and provisions, in any authorized denominations, and in the same aggregate principal amount at the office or agency we maintain for that purpose. That office will initially be the corporate trust office of the trustee. The debt securities must be duly endorsed or accompanied by a written instrument of transfer if we or the security registrar so require. We will not require any service charge for any transfer or exchange, but we may require payment sufficient to cover any tax or other governmental charge or other expenses payable in connection with the transfer or exchange. We will not be required to issue, register the transfer of, or exchange, debt securities during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities and ending at the close of business on the day of the mailing or register the transfer of, or exchange, any debt security selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part. We have appointed the trustee as the initial security registrar. (Section 3.5). If we elect to replace the security registrar of any series of debt securities, then we will name the new security registrar in the prospectus supplement. (Section 3.1). We may designate additional transfer agents, rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, but we must maintain a transfer agent in each place where any payments on the debt securities are payable. (Section 10.2).

     Denominations; Global Securities. Unless we otherwise state in the prospectus supplement, we will issue the debt securities only in fully registered form, without coupons, in minimum denominations of $1,000 and integral multiples of $1,000. (Section 3.2). The debt securities may be represented in whole or in part by one or more global debt securities. We will register each global security in the name of a depositary or its nominee. The global security will bear a legend regarding the restrictions on exchanges and registration of transfer. Interests in a global security will be shown on records maintained by the depositary and its participants, and transfers of those interests will be made as described below.

     U.S. Federal Income Tax Considerations. We may issue the debt securities as original issue discount securities, bearing no interest or bearing interest at a rate, which, at the time of issuance, is below market rates, to be sold at a substantial discount below their principal amount. We will describe some special U.S. federal income tax and other considerations applicable to any debt securities that are issued as original issue discount securities in the applicable prospectus supplement.

     If the purchase price of any debt securities is payable in one or more foreign currencies or composite currencies, if any debt securities are denominated in one or more foreign currencies or composite currencies or if any payments on the debt securities are payable in one or more foreign currencies or composite currencies, we will describe the restrictions, elections, some U.S. federal income tax considerations, specific terms and other information about the debt securities and the foreign currency or composite currencies in the prospectus supplement.

     Purchases at the Option of Holders. We will comply with Section 14(e) under the Securities Exchange Act of 1934 and any other tender offer rules under the Securities Exchange Act of 1934 that may then be applicable in connection with any obligation to purchase debt securities at the option of the holders. We will describe any obligation to purchase debt securities at the option of the holders applicable to a series of debt securities in the related prospectus supplement.

     Limited Restrictions on Additional Indebtedness. Unless we otherwise state in the prospectus supplement and other than as described below under "-- Limitation on Liens on Stock of Subsidiaries," the indenture does not limit our ability to incur debt or give holders of debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving us. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit rating. You should refer to the prospectus supplement relating to a particular series of debt securities for information regarding any changes in the events of default described below or covenants contained in the indenture, including any addition of a covenant or other provisions providing event risk or similar protection.

GLOBAL SECURITIES

     We may issue the debt securities of a series in whole or in part in the form of one or more global debt securities that we will deposit with a depositary or its nominee that we identify in the applicable prospectus supplement.

     We will describe the specific terms of the depositary arrangement covering debt securities in the prospectus supplement relating to that series. We anticipate that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a global security, the depositary for the global security or its nominee will credit to accounts in its book-entry registration and transfer system the principal amounts of the debt securities represented by the global security. The underwriters or agents with respect to the debt securities or we, if the debt securities are offered and sold directly by us, will designate these accounts. Only institutions that have accounts with the depositary or its nominee, and persons, who hold beneficial interests through those participants, may own beneficial interests in a global security. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary, its nominee or any participants of the depositary or its nominee, as the case may be. The laws of some states require that some purchasers of securities take physical delivery of securities in definitive form. These laws may prevent you from transferring your beneficial interest in a global security.

     As long as the depositary or its nominee is the registered owner of a global security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global security. Except as described below, owners of beneficial interests in a global security will not be entitled to have debt securities registered in their names and will not be entitled to receive physical delivery of the debt securities in definitive form.

     We will make all payments of principal of, any premium and interest on, and any additional amounts with respect to, debt securities issued as global securities to the depositary or its nominee. Neither we nor the trustee, any paying agent or the security registrar assume any responsibility or liability for any aspect of the depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a global security.

     We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment with respect to the debt securities, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the global security for the debt securities as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of the participants.

     The indenture provides that if

     - the depositary notifies us that it is unwilling or unable to continue as depositary for a series of debt securities, or if the depositary is no longer legally qualified to serve in that capacity, and we have not appointed a successor depositary within 90 days of written notice,

     - we determine that a series of debt securities will no longer be represented by global securities and we execute and deliver an order to that effect to the trustee, or

     - an event of default with respect to a series of debt securities occurs and continues, the global securities for that series may be exchanged for registered debt securities in definitive form. (Section 3.5). The definitive debt securities will be registered in the name or names with which the depositary instructs the trustee. We expect that these instructions may be based upon directions the depositary receives from participants with respect to ownership of beneficial interests in global securities.

CERTAIN RESTRICTIONS

     For purposes of the lien limitation and sales of capital stock restrictions described below and this definition, a "subsidiary" is an entity of which more than 50% of the interests entitled to vote in the election of directors or managers is owned by any combination of us and our subsidiaries.

     Limitations on Liens on Stock of Designated Subsidiaries. Neither we nor any of our subsidiaries will be permitted to create, assume, incur or permit to exist any indebtedness secured by any lien on the capital stock of any designated subsidiary unless the debt securities, and if we so elect, any other indebtedness of ours that is not subordinate to the debt securities and with respect to which the governing instruments require, or pursuant to which we are otherwise obligated, to provide such security, are secured equally and ratably with this indebtedness for at least the time period this other indebtedness is so secured. (Section 10.5).

     "Designated subsidiary" means any present or future consolidated subsidiary of ours, the consolidated shareholder's equity of which constitutes at least 15% of our consolidated shareholders' equity. As of June 30, 2000, our designated subsidiaries were Mortgage Guaranty Insurance Corporation and MGIC Reinsurance Corporation of Wisconsin.

     "Indebtedness" means, with respect to any person, for purposes of this covenant:

     - the principal of, and any premium and interest on, indebtedness of the person for money borrowed and indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which that person is responsible or liable;

     - all capitalized lease obligations of that person;

     - all obligations of that person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement;

     - all obligations of that person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, other than obligations with respect to some letters of credit securing obligations entered into in the ordinary course of business;

     - all obligations of the type referred to above of other persons and all dividends of other persons of which, that person is responsible or liable as obligor, guarantor or otherwise;

     - all obligations of the type referred to above of other persons secured by any lien on any property or asset of that person, the amount of this obligation being deemed to be the lesser of the value of the property or assets or the amount of the obligation so secured; and

     - any amendments, modifications, refundings, renewals or extensions of any indebtedness or obligation described above. (Section 1.1).

     Limitations on Sales of Capital Stock of Designated Subsidiaries. Neither we nor any of our designated subsidiaries will be permitted to issue, sell, transfer or dispose of capital stock of a designated subsidiary, except to us or one of our subsidiaries that agrees to hold the transferred shares subject to the terms of this sentence, unless we dispose of the entire capital stock of the designated subsidiary at the same time for cash or property which, in the opinion of our board of directors, is at least equal to the fair value of the capital stock. (Section 10.6).

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into any other person or convey or transfer or lease our properties and assets substantially as an entirety to any person, and we may not permit any other person to consolidate with or merge into us, unless:

     - if we consolidate with or merge into another corporation or convey or transfer our properties and assets substantially as an entirety to any person, the successor is organized under the laws of the United States or any state and assumes our obligations under the debt securities;

     - immediately after the transaction, no event of default occurs and continues; and

     - we meet other conditions specified in the indenture. (Section 8.1).

MODIFICATION AND WAIVER

     We and the trustee may modify and amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each affected series. However, without the consent of each holder, we cannot modify or amend the indenture in a way that would:

     - change the stated maturity of the principal of, or any premium or installment of interest on or payment of any additional amounts under, any debt security;

     - reduce the principal amount of, or the interest rate on, any debt security;

     - reduce the principal payable upon acceleration, or provable in bankruptcy, of any debt security issued with original issue discount;

     - change the redemption provisions or adversely affect the right of prepayment of any debt security;

     - change the place or currency of payment of principal or interest on any debt security;

     - impair the right to sue to enforce any payment on any debt security after it is due;

     - reduce the percentage in principal amount of outstanding debt securities necessary to modify or amend the indenture, to waive compliance with some requirements of the indenture or some defaults or reduce the quorum requirements of meetings of holders of debt securities;

     - modify the provisions of the indenture summarized in this paragraph; or

     - make any changes that adversely affects the rights to convert or exchange any debt securities. (Section 9.2).

     The holders of a majority in aggregate principal amount of outstanding debt securities of any series may waive our compliance with some restrictive covenants of the indenture with respect to the outstanding debt securities of that series. (Section 10.8). The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to outstanding debt securities of that series. This waiver will be binding on all holders of debt securities of that series. However, these holders may not waive a default in the payment of principal or of premium or interest on any debt security of that series or in respect of a provision of the indenture that cannot be modified or amended without each holder's consent. (Sections 5.8 and 5.13).

EVENTS OF DEFAULT

     Each of the following will be an event of default:

     - default for 30 days in the payment of any interest;

     - default in the payment of principal or any premium;

     - default in the deposit of any sinking fund payment;

     - default in the performance of any other covenant in the indenture that continues for 60 days after written notice of the default;

     - a failure to pay when due at maturity or a default that results in the acceleration of maturity of any other debt of ours or our designated subsidiaries in an aggregate amount of $40 million or more, unless the acceleration is rescinded, stayed or annulled, or, in the case of debt we are contesting in good faith, we set aside a bond, letter of credit, escrow deposit or other cash equivalent sufficient to discharge the debt within 30 days after written notice of default is given to us by the trustee or holders of not less than 25% in principal amount of the outstanding debt securities of the series in default; and

     - specified events in bankruptcy, insolvency or reorganization. (Section 5.1).

     We are required to furnish the trustee annually a statement as to our fulfillment of our obligations under the indenture. (Section 10.9). The trustee may withhold notice of any default to the holders of debt securities of any series, except a default on principal or interest payments on debt securities of that series, if it considers it in the interest of the holders to do so. (Section 6.3).

     If an event of default occurs and continues, then either the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of the series in default may declare the principal amount immediately due and payable by written notice to us and, if given by the holders, to the trustee. Upon any declaration of default, the principal amount will become immediately due and payable. However, the holders of a majority in principal amount of the outstanding debt securities of that series may, under some circumstances, rescind and annul the acceleration. (Section 5.2).

     Except for some duties in case of an event of default, the trustee is not required to exercise any of its rights or powers at the request or direction of any of the holders unless the holders offer the trustee reasonable security or indemnity. (Section 6.2). If the holders provide this security or indemnity, then the holders of a majority in principal amount of the outstanding debt securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or powers conferred on the trustee with respect to the debt securities of that series. (Section 5.12).

     No holder of a debt security may bring any lawsuit or other proceeding with respect to the indenture or for any remedy under the indenture unless the holder first gives the trustee written notice of a continuing event of default, the holders of at least 25% in principal amount of the outstanding debt securities of the series in default give the trustee a written request to bring the proceeding and offer the trustee reasonable security or indemnity and the trustee fails to institute the proceeding for 60 days after the written request and has not received from holders of a majority in principal amount of the outstanding debt securities of the series in default a direction inconsistent with that request. (Section 5.7). However, the holder of any debt security has the absolute right to receive payment of the principal of and any premium or interest on the debt security on or after the stated due dates and to take any action to enforce any payment of principal of and any interest on the debt security. (Section 5.8).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     We may discharge some obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that either have become due and payable, will become due and payable within one year or are scheduled for redemption within one year by depositing with the trustee, in trust, funds in U. S. dollars or in the foreign currency in which the debt securities are payable in an amount sufficient to pay the principal and any premium, interest and additional amounts on the debt securities to the date of deposit, if the debt securities have become due and payable, or to the maturity date, as the case may be. (Section 4.1).

     Unless we state in the applicable prospectus supplement that the following provisions do not apply to the debt securities of that series, we may elect either:

     - to defease and be discharged from all obligations with respect to the debt securities, except for, among other things, the obligation to pay additional amounts, if any, upon the occurrence of some events of taxation, assessment or governmental charge with respect to payments on the debt securities and other obligations to register the transfer or exchange of the debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency with respect to the debt securities and to hold moneys for payment in trust, also referred to as defeasance; or

     - to be released from our obligations under the indenture with respect to the debt securities under some covenants as we describe in the prospectus supplement, and our failure to comply with these obligations will not constitute an event of default with respect to the debt securities, also referred to as covenant defeasance. (Section 4.2).

     Defeasance or covenant defeasance is conditioned on our irrevocable deposit with the trustee, in trust, of an amount in cash or government securities, or both, sufficient to pay the principal of, any premium and interest on, and any additional amounts with respect to, the debt securities on the scheduled due dates. (Section 4.2).

     Such a trust may be established only if, among other things:

     - the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or by which we are bound;

     - no event of default, or event which with notice or lapse of time would become an event of default, has occurred and continues on the date the trust is established and, with respect to defeasance only, at any time during the period ending on the 123rd day after that date; and

     - we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize income, gain or loss for U. S. federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to U. S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred. This opinion, in the case of defeasance, must refer to and be based upon a letter ruling we have received from the Internal Revenue Service, a revenue ruling published by the Internal Revenue Service or a change in applicable U. S. federal income tax law occurring after the date of the indenture. (Section 4.2).

GOVERNING LAW

     The indenture and the debt securities are governed by and will be interpreted under the laws of the State of New York. (Section 1.13).

INFORMATION CONCERNING THE TRUSTEE

     Subject to the provisions of the Trust Indenture Act of 1939, the trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of debt securities unless the holder offers the trustee reasonable indemnity against the costs, expenses and liabilities which might result. The trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in performing its duties if the trustee reasonably believes that it is not reasonably assured of repayment or adequate indemnity. (Section 6.2).

     We and our subsidiaries maintain banking relationships in the ordinary course of business with affiliates of Bank One Trust Company, National Association. An affiliate of the trustee is a customer of our Mortgage Guaranty Insurance Corporation subsidiary. In addition, an affiliate of the trustee may be one of the underwriters, agents or dealers through whom we sell debt securities.

                              PLAN OF DISTRIBUTION

     We may sell debt securities through agents, to or through underwriters, through dealers or directly to purchasers. We will state in the applicable prospectus supplement the terms of the offering of the debt securities, including the name or names of any underwriters, dealers or agents, the purchase price of the debt securities and the proceeds we will receive from the sale, any underwriting discounts and commissions and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchange on which the debt securities may be listed. We may change the initial public offering price, discounts or concessions allowed or reallowed or paid to dealers from time to time.

     We may offer the debt securities in one or more transactions at a fixed price or prices, which we may change, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

     We may authorize agents to solicit offers to purchase debt securities from time to time. We will identify any agent who offers or sells debt securities described in this prospectus, and we will describe any commissions payable by us to the agent, in the applicable prospectus supplement. Unless we otherwise indicate in the applicable prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any agent may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, of the debt securities so offered and sold.

     If debt securities are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters, and we will state the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, in the prospectus supplement used by the underwriters to resell the debt securities. If we use underwriters to sell debt securities, the underwriters will purchase the debt securities for their own account and the underwriters may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Debt securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If we use any underwriter or underwriters to sell the debt securities, unless we otherwise indicate in the applicable prospectus supplement, the underwriters' obligations will be conditioned on some matters and the underwriters must purchase all the debt securities of the offered series if they purchase any.

     If we use a dealer to sell the debt securities, we will sell the debt securities to the dealer as principal. The dealer may then resell those debt securities to the public at varying prices to be determined by the dealer at the time of resale. Any dealer may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, of the debt securities it offers or sells. We will state the name of the dealer and the terms of the transaction in the related prospectus supplement.

     We may directly solicit offers to purchase debt securities and we may sell them directly to institutional investors or others, who, with respect to the resale of those securities, may be deemed to be underwriters within the meaning of the Securities Act of 1933. We will describe the terms of any direct sales in the related prospectus supplement.

     Agents, underwriters and dealers may be entitled under agreements with us to be indemnified by us against some civil liabilities, including liabilities under the Securities Act of 1933 that may arise from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the agents, underwriters or dealers may be required to make.

     If we so indicate in the prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by some institutions to purchase debt securities from us pursuant to contracts providing for payments and delivery on a future date. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases we must approve these institutions. Purchaser obligations will be subject to the condition that the purchase is not prohibited under the laws of the jurisdiction to which the purchaser is subject at the time the debt securities are delivered. The underwriters and other agents will not have any responsibility for the validity or performance of these contracts.

     Each series of debt securities will be a new issue and will have no established trading market. We may elect to list any series of debt securities on an exchange but, unless we otherwise state in the applicable prospectus supplement, we are not required to do so. You cannot be assured that there will be a liquid trading market for any of the debt securities.

     Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.

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

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities in Washington, D.C., New York, New York or Chicago, Illinois. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our SEC filings at the NYSE, you should call (212) 656-5060.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the debt securities. This prospectus does not contain all of the information set forth in the registration statement, some portions of which have been omitted in accordance with the rules and regulations of the SEC. For further information, please refer to the registration statement.

     We are allowed to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file subsequently with the SEC will automatically update and supersede the information included and/or incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that the offering of the securities is completed:

     - Our Annual Report on Form 10-K for the year ended December 31, 1999;

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000; and

     - Our Current Report on Form 8-K dated May 19, 2000.

     You may request a copy of these filings, other than exhibits, unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at the following address:
         MGIC Investment Corporation
         MGIC Plaza
         250 East Kilbourn Avenue
         Milwaukee, Wisconsin 53202
         (414) 347-6480
         Attention: Secretary

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the state does not permit an offer. You should not assume that the information in this prospectus or any prospectus supplement is accurate other than as of any dates of this prospectus and any prospectus supplement, regardless of the time of delivery of this prospectus and any prospectus supplement or any sale of the debt securities.

                                 LEGAL MATTERS

     Foley & Lardner, Milwaukee, Wisconsin, will pass upon the validity of the debt securities for us. Mayer, Brown & Platt, Chicago, Illinois, will pass upon certain legal matters for the underwriters, dealers or agents, if any. Mayer, Brown & Platt will rely on the opinion of Foley & Lardner with respect to matters of Wisconsin law.

                                    EXPERTS

     Our consolidated financial statements at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 1999, have been incorporated by reference into this prospectus and the registration statement and have been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report thereon also incorporated by reference in our Annual Report on Form 10-K and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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

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                           $
                          MGIC INVESTMENT CORPORATION
                             % SENIOR NOTES DUE 20

                            ------------------------
                             PROSPECTUS SUPPLEMENT
                                OCTOBER   , 2000

                            ------------------------

                         BANC OF AMERICA SECURITIES LLC
                                LEHMAN BROTHERS
                         BANC ONE CAPITAL MARKETS, INC.
                             DAIN RAUSCHER WESSELS
                A DIVISION OF DAIN RAUSCHER WESSELS INCORPORATED
                             ROBERT W. BAIRD & CO.

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